UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]
Chief :Meskwaki-Yavapai: El 256-809-7605

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

UNITED STATES DEPARTMENT OF THE TREASURY
1500 PENNSYLVANIA AVENUE N.W. ROOM 3413
ALIEN PROPERTY CUSTODIAN OFFICER
WASHINGTON, DC 20220
USA

Alabama
Sec. Of State
B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg
File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME: Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

1b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
3209 West Helena Drive NW	Huntsville	AL	35810-3336	USA

ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION	1f. JURISDICTION OF ORGANIZATION	1g. ORGANIZATIONAL ID #, if any
			☐ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME: BANK OF NEW YORK MELLON - [THE BANK OF NEW YORK]

OR

2b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
Birmingham Trust Office Branch | 505 N. 20th St, Ste 950	Birmingham	AL	35203	USA

ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any
		AL	☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME: Yoquesha Aundria Terry - American Principality - Republic Civis Organization; Assumed Name

OR

3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
704 3rd ST SW	Decatur	AL	35601-2912	USA

4. This FINANCING STATEMENT covers the following collateral: ☐ ATTACHMENT

This is Actual & Constructive Notice that all DEBTOR'S/Debtor's described above are subject to the agreements of the Parties described below, & all rights, titles, said interest, tenements, hereditaments, appurtenances & improvements acquired by Assignor/Assignee are for and to the CREDITORS/Creditors herein SECURED PARTIES. All rights are strictly reserved for the Secured Parties against any claims arising out of DEBTORS/Debtors. Secured Parties hereby accepts according to 12 USC 347c: Advances to individuals, partnerships, & corporations; security; interest rate; From Title 12-BANKS AND BANKING - CHAPTER 3-FEDERAL RESERVE SYSTEM - SUBCHAPTER IX-POWERS AND DUTIES OF FEDERAL RESERVE BANKS for Promissory Note 10481-14-06-23-2-002-089.000-425781 herein 'Agreement' for STATE OF ALABAMA LOT 15 BLOCK 3 PIN: 10481 ACCOUNT: 425781 PARCEL: 14-06-23-002-089.000 is NON-NEGOTIABLE ACCEPTED FOR VALUE APPROVED FOR PAYMENT Accepts For Value This Presentment & ALL related endorsements front and back in accordance with UCC 3-419 & HJR 192 of JUNE 5, 1933.

See additional.

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☒ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA
Madison County Recorder's Office & Department of Revenue

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT (FORM UCC1) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

OR

9a. ORGANIZATION'S NAME
Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State
B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg
File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

OR

11a. ORGANIZATION'S NAME
ACE RESIDENTIAL INVESTMENTS, INC

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
5120 Pinson Valley Parkway	Birmingham	AL	35215	USA

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
		AL	☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☒ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

OR

12a. ORGANIZATION'S NAME
NOBLE FERGUSON EL - a Tradename "Creditor" Free National recognized Private Banker

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
2501 MASTINE LAKE RD NW | UNIT 3563	HUNTSVILLE	AL	35810-5025	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☒ fixture filing.

14. Description of real estate:

Lot 15, Block 3, according to the map of plat of Davis Hills Village Recorded in Plat Book 3, Page 160, in the Office of the Judge of Probate of Madison County, Alabama. [LEGAL Description]

See additional.

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

Noble Ferguson El Trust (USPS CRID #39168799)

3209 West Helena Drive NW

Huntsville, AL 35810-3336
USA

16. Additional collateral description:

Release ALL proceeds, products, accounts, fixtures & the orders to me immediately-EXEMPT FROM LEVY DEPOSIT TO UNITED STATES TREASURY & CHARGE THE SAME TO [NOBLE FERGUSON EL TRUST] herein NOBLE FERGUSON EL XXX-XX-5426 by: YOQUESHA A TERRY together as Agent & Assigns Nunc Pro Tunc Retroactive to Age of Majority Employer ID/Exemption ID 886352386 for reduction of public debt PL 73-10 & 12 USC 95a2 see UCC1Ad

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

OR	9a. ORGANIZATION'S NAME Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization		
	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State
B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg
File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

OR	11a. ORGANIZATION'S NAME STATE OF ALABAMA - DEPARTMENT OF REVENUE				
	11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS	50 N Ripley St	CITY Montgomery	STATE AL	POSTAL CODE 36130	COUNTRY USA
ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION AL	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☒ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

OR	12a. ORGANIZATION'S NAME NATIVE SAN & COMPANY, LLC				
	12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
12c. MAILING ADDRESS	2501 Mastin Lake Rd NW | Suite 3563	CITY Huntsville	STATE AL	POSTAL CODE 35810-5025	COUNTRY USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☒ fixture filing.

14. Description of real estate:

Metes & Bounds being: [LAWFUL Description]
34Â°76'72.43"N 86Â°60'65.14"W (NE Corner of Inheritance and Estate)
34Â°76'74.43"N 86Â°60'67.25"W (NW Corner of Inheritance and Estate)
34Â°76'76.93"N 86Â°60'61.74"W (SW Corner of Inheritance and Estate)
34Â°76'74.85"N 86Â°60'60.40"W (SE Corner of Inheritance and Estate)

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

Yoquesha A Terry

3209 West Helena Drive NW

Huntsville, AL 35810-3336
USA

16. Additional collateral description:

Buyer/Seller with herein Bailee/Bailor - a Principality "Natural Person/Derivative Miner" of Age of Majority & ones having the Full Power of a Trustee & Private Attorney General or Private Official; therefore by the Parties' Alabama Civic Republic Will, Claiming the Parties Constitutionally Protected Rights & Powers against the 14th & 15th Amendments declared void. The Value of this NON-UCC BAILMENT is $2,500,000 of the Maximum Offering amount of $500M in the Registered Promissory Note in fractional Units & 250,000 Shares via the U.S. Securities & Exchange Commission

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY
☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years
☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME

Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State
B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg
File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only <u>one</u> name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

U.S. TREASURY DEPARTMENT

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
190 Vulcan Rd	Birmingham	AL	35209	USA

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
		AL	☐ NONE

12. ☒ **ADDITIONAL SECURED PARTY'S** or ☐ **ASSIGNOR S/P'S NAME** - insert only <u>one</u> name (12a or 12b)

12a. ORGANIZATION'S NAME

Native SUN Finance, LLC

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
2501 Mastin Lake Rd NW | Suite 3563	Huntsville	AL	35810-5025	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Buyer/Seller with herein Bailee/Bailor - a Principality "Natural Person/Derivative Miner" of Age of Majority & ones having the Full Power of a Trustee & Private Attorney General or Private Official; therefore by the Parties' Alabama Civic Republic Will, Claiming the Parties Constitutionally Protected Rights & Powers against the 14th & 15th Amendments declared void. The Value of this NON-UCC BAILMENT is $2,500,000 of the Maximum Offering amount of $500M in the Registered Promissory Note in fractional Units & 250,000 Shares via the U.S. Securities & Exchange Commission

See additional.

17. Check <u>only</u> if applicable and check <u>only</u> one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check <u>only</u> if applicable and check <u>only</u> one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

OR	9a. ORGANIZATION'S NAME Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization		
	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

OR	11a. ORGANIZATION'S NAME TREASURY DEPARTMENT ALABAMA			
	11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
600 Dexter Avenue, Room S-106	Montgomery	AL	36104	USA

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
		AL	☐ NONE

12. ☒ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

OR	12a. ORGANIZATION'S NAME Sovereign Aniyunwiya Nation - a Tribal Company "Foreign Non-Profit Corporation" Civic Republic			
	12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
2501 Mastin Lake NW | Suite 3563	Huntsville	AL	35810-5025	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Registered CIK 0001917699 for EIN 87-1772940; FORM D filing dated 2022-03-17 & FORM C filed 2022-03-18 - Parties' NON-UCC Native Estate/Mining Claim & Lien over Alabama/United States of America - Registered Indigenous "Native Land" Mine known as the BAILOR - Noble Ferguson El Trust & all of its' associated U.S. DEPARTMENT OF THE TREASURY & FEDERAL RESERVE BANK Mines held under the foreign "Civiliter Mortuus" constructive trust "CESTI QUE TRUST" & contract for SSN XXX-XX-5426.

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

	9a. ORGANIZATION'S NAME Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization		
OR	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

	11a. ORGANIZATION'S NAME				
OR	11b. INDIVIDUAL'S LAST NAME ANDERSON	FIRST NAME CLARENCE	MIDDLE NAME		SUFFIX
	11c. MAILING ADDRESS 3209 WEST HELENA DRIVE NW	CITY HUNTSVILLE	STATE AL	POSTAL CODE 35810	COUNTRY USA
	ADD'L INFO RE ORGANIZATION DEBTOR / 11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☒ **ADDITIONAL SECURED PARTY'S** or ☐ **ASSIGNOR S/P'S NAME** - insert only one name (12a or 12b)

	12a. ORGANIZATION'S NAME Chief :Meskwaki-Yavapai: El - Republic Private Attorney General; International Organization				
OR	12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
	12c. MAILING ADDRESS 2501 Mastin Lake Road NW | Unit 3563	CITY Huntsville	STATE AL	POSTAL CODE 35810-5025	COUNTRY USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Therefore, Bailee/Bailor's NON-UCC is a Superior Claim; to demand restoration of all feudal claims to property, from any future Foreign Claims using Liens & Bonds for unjust Beneficial Profits. After 3 days of settlement grace period, all unresolved "Claim Jumping" & by this Bailee will stand at $100M per corporation and $1M per individual per day based upon Title 15 USC 1 for feudal claims, liens & Bonds that cause restrictions to property & Mining Rights of Free Trade Exercise.

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME
Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX
BECK	CAROLINE		

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
3209 WEST HELENA DRIVE NW	HUNTSVILLE	AL	35810	USA

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
			☐ NONE

12. ☒ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME
Clan Mother Red Wolf Terry Bey - Republic Private Official; International Organization

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
2501 Mastin Lake Road NW | Unit 3563	Huntsville	AL	35810-5025	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Henceforth, Buyer/Sellor with herein Bailee property described below is subject to a security interest to which proceeds described in section 16(a.) of Revocable Living Trust; To NOBLE FERGUSON EL of HUNTSVILLE, Alabama, for their own use absolutely, the following: the credit balances of YOQUESHA A TERRY's Fidelity Investments brokerage acct #Z1347107, paid & reported by NATIONAL FINANCIAL SERVICES LLC & FIDELITY BROKERAGE SERVICES LLC - This additional collateral includes gifted amount in consideration of $5 Silver Certificate Series of 1934 A; Serial G83419092 A;

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

OR	9a. ORGANIZATION'S NAME Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization		
	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

OR	11a. ORGANIZATION'S NAME MICHAEL FERGUSON WHFIT				
	11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS	2501 MASTIN LAKE RD NW | UNIT 3563	CITY HUNTSVILLE	STATE AL	POSTAL CODE 35810-5025	COUNTRY USA
ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION AL	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☒ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

OR	12a. ORGANIZATION'S NAME				
	12b. INDIVIDUAL'S LAST NAME Terry	FIRST NAME Yoquesha	MIDDLE NAME A		SUFFIX
12c. MAILING ADDRESS	3209 West Helena Drive NW	CITY Huntsville	STATE AL	POSTAL CODE 35810-3336	COUNTRY USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

& other good & valuable consideration "ONE SILVER DOLLAR"; Series of 1923; Serial Y39940472B, this day in hand paid to it by YOQUESHA AUNDRIA TERRY & NOBLE FERGUSON EL. see: Schedule-A attachment; Private Security Agreement & 1099-B 2021 TAX REPORTING STATEMENT with ; see also Instrument No. 20150106000006370 ; 20150813000446450, Probate Records of Madison County, AL.

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

OR	9a. ORGANIZATION'S NAME Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization		
	9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

OR	11a. ORGANIZATION'S NAME MICHAEL FERGUSON NMWHFIT				
	11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
	11c. MAILING ADDRESS 2501 MASTIN LAKE RD NW | UNIT 3563	CITY HUNTSVILLE	STATE AL	POSTAL CODE 35810-5025	COUNTRY USA
	ADD'L INFO RE ORGANIZATION DEBTOR | 11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION AL	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☒ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

OR	12a. ORGANIZATION'S NAME U.S. DEPARTMENT OF THE TREASURY				
	12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
	12c. MAILING ADDRESS 1500 PENNSYLVANIA AVENUE N.W.	CITY WASHINGTON	STATE DC	POSTAL CODE 20220	COUNTRY USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Assignor: Yoquesha A Terry as Agent is duly authorized to issue out of WHFIT or NMWHFIT CUSIP (F97699758) & Federal Reserve Bank of Atlanta Birmingham Branch) bearing Registrant, register, Registrar State File No. 108-1983-000070 out of Registrar Social Security Indenture Trustee Employee Trust Acct XXX-XX-5426 - issue out of the following "1099-A,B,C,G,DIV,INT,OID, 8821, 8811, RD 451-20 for nunc pro tunc-retroactive date of closing for Promissory Note Payment out of ORIGINAL LOAN TRUST 88-6352386 of Indenture Trustee Account.

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME
Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State
B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg
File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
			☐ NONE

12. ☒ **ADDITIONAL SECURED PARTY'S** or ☐ **ASSIGNOR S/P'S NAME** - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME
Federal Reserve Bank of Atlanta (Birmingham Branch)

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
524 Liberty Pkwy	Birmingham	AL	35242-7531	USA

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

pursuant to all sections below:
9-403. AGREEMENT NOT TO ASSERT DEFENSES AGAINST ASSIGNEE.
9-404. RIGHTS ACQUIRED BY ASSIGNEE; CLAIMS AND DEFENSES AGAINST ASSIGNEE.
9-405. MODIFICATION OF ASSIGNED CONTRACT.
9-406. DISCHARGE OF ACCOUNT DEBTOR; NOTIFICATION OF ASSIGNMENT; IDENTIFICATION AND PROOF OF ASSIGNMENT; RESTRICTIONS ON ASSIGNMENT OF ACCOUNTS, CHATTEL PAPER, PAYMENT INTANGIBLES, AND PROMISSORY NOTES INEFFECTIVE. (a) [Discharge of account debtor; effect of notification.]

See additional.

17. Check only if applicable and check only one box.
Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.
☐ Debtor is a TRANSMITTING UTILITY
☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years
☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME

Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

	ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any ☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Tender in terms of International promissory note (UNCITRAL Convention) Articles. 1-10, Art. 11, 12, 13, 14(1), Articles. 36, 39, 46(3), 47-4(c) and Article. 55, the Negotiable Instruments Act, 1881; Public Law 73-10, Chapter 48, 48 Stat 112; (Gold Reserve Act), U.C.C. Article. 9; 31 C.F.R. 225.2 - Government Obligations; 31 U.S.C. 5118 (d)(2); 31 U.S.C.463, PL 97-258; U.C.C. Article. 4 302; 18 U.S.C. 8; 12 U.S.C. 411, Securities Act 2(1), 3(a)(3); Congressional Statutes At Large, Title 62, Positive Law; 31 U.S.C. 5312; U.C.C. 2-304; 12 U.S.C. 1831n (a)(2) -

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503 13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25
83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME
Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
			☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Uniform accounting principles consistent with G.A.A.P.; 12 U.S.C. 1813(1)(1) DEPOSIT, money or its equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice, Rule 45.

See additional.

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

| | 9a. ORGANIZATION'S NAME |
|OR| Noble Ferguson El Trust - a Revocable Living Trust "Civilly Alive - Living Land" Mining Republic Civis Organization |

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME,SUFFIX

10. MISCELLANEOUS:

Alabama
Sec. Of State

B 22-7260468 FS
Date 05/03/2022
Time 04:27 AM
220503   13 Pg

File $15.00
Access $9.75
Conv $5.50

Total $30.25

83561846

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only <u>one</u> name (11a or 11b) - do not abbreviate or combine names

| | 11a. ORGANIZATION'S NAME |
|OR| |

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

	ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
				☐ NONE

12. ☐ **ADDITIONAL SECURED PARTY'S** <u>or</u> ☐ **ASSIGNOR S/P'S NAME** - insert only <u>one</u> name (12a or 12b)

| | 12a. ORGANIZATION'S NAME |
|OR| |

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

Miscellaneous Statements:

14th Amendment; Public Law 79-291; 22 USC 288a; 15 USC 1&2; 46 USC 73&573; 1868 Expatriation Act; UCC 9; Miller Act; Baby Act, shall be taken into high consideration of the truths given in these statements and laws prescribed by God So Be It!

17. Check <u>only</u> if applicable and check <u>only</u> one box.

Debtor is a ☐ Trust or ☒ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check <u>only</u> if applicable and check <u>only</u> one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

FILING OFFICE COPY — NATIONAL UCC FINANCING STATEMENT ADDENDUM (FORM UCC1Ad) (REV. 07/29/98)